

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (813) 832-5284

December 9, 2010

William VanVliet
Chairman and Chief Executive Officer
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

> **Re:** **Renewable Fuel Corp**
> **Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-170542**

Dear Mr. VanVliet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Due to the fact that you do not meet all the conditions of Rule 8-08(b) of Regulation S-X, please provide updated financial statements and related disclosures for your recently completed fiscal year. Refer to Rule 8-08 of Regulation S-X.

2. Because the value of the biodiesel plant has been substantially written off, please expand your business section, risk factor and MD&A disclosure to explain if and how you considered the impact of this impairment on future biodiesel prospects and your rationale for continuing to invest in plants.

Front Cover of the Registration Statement

3. Please revise to include the telephone number of the agent for service.

Outside Front Cover Page of the Prospectus

4. Please revise to include the "Subject to Completion" Legend pursuant to Item 501(b)(10) of Regulation S-K.

5. We note that you refer to the risk factors beginning on page 9. However, the risk factors do not appear to begin on page 5. Please revise the page numbers and cross-references throughout your prospectus accordingly.

Summary Information, page 2
Organization, page 2

6. Please revise to include the complete mailing address and telephone number of your principal executive offices pursuant to Item 503(b) of Regulation S-K.

7. Please revise to clearly disclose at the beginning of the summary section that you have incurred losses since inception, have not commenced operations, all of your assets are impaired, and that your auditor has issued a going concern opinion.

8. We note disclosure in the second paragraph on page 2 that you "conduct" your "operations." We note disclosure in the sixth paragraph that the biodiesel plant in Kuantan is expected to be operational by the fall of 2010 and that the plant "is" capable of producing biodiesel. Please revise to update the status of this plant and revise your disclosure throughout the registration statement to disclose that your operations have not commenced and that these are planned operations.

Financial Summary, page 4

9. To the extent that you present summary financial information, please include non-current term loans in your disclosures.

Risk Factors, page 5

10. Please disclose in the first risk factor that you have not yet commenced operations.

11. Please disclose in the third risk factor whether you have met your debt repayment obligations and, if not, the consequences of such a default.

Our financial performance will be dependent on prices for raw material feedstocks and chemicals…, page 8

12. Please disclose that you have no agreements in place or planned to acquire or hedge raw materials.

Risks Related to Management, page 14

13. Please reconcile the apparent inconsistency between the risk factor entitled "None of our officers or directors has experience in the biodiesel industry…" on page 14 and the disclosure "The success of our business is dependent upon the experience of our officers and directors" in the risk factor entitled "Our management decisions are made by our CEO, President and Vice Presidents, if we lose their services, our revenues may be reduced."

Selling Security Holders, page 19

14. Please revise to indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with you or any of your predecessor or affiliates pursuant to Item 507 of Regulation S-K.

Competition, page 43

15. Please revise to disclose that you have not commenced *any* operations, rather than "full scale operations."

Business, page 45
Malaysian Production Plant, page 36
Planned Indonesian Production Plants, page 36

16. We note disclosure that you plan to build and operate plants in Malaysia and Indonesia. Please provide more information about these planned operations, including whether the plants will be located on owned or leased land and whether all of these plants plan to be company owned operations. Please also expand your disclosure in the property section, as applicable.

17. We note your disclosure regarding your agreements and services you receive from Plant & Offshore Technology Sdn Bhd, Oil-Line Engineering & Associates Sdn Bhd and Oilcorp on pages 60 and 61. Please explain in this section the services these companies provide you in connection with the construction of your plants. Please file any material agreements and include them in the exhibit index.

Business Strategies, page 44

18. We note the disclosure of various agreements in the table on page 44. Please disclose the material terms of all agreements and file them as exhibits. If you have not yet commenced or completed the items shaded in the fourth quarter of 2010, please disclose this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies and Estimates, page 47

19. Based on your historical results, it is not clear to us how or why you do not believe that the impairment of long lived assets is a critical accounting policy and estimate. Please revise your filing to provide a comprehensive explanation of the specific facts and circumstances that lead to the impairments of each facility. Please discuss, in detail, how you determined the fair value of each impaired facility, including the significant assumptions you used and your basis for the assumptions. Please fully address the implications of the significant impairments on your future business prospects and results.

Liquidity and Capital Resources, page 52

20. We note your disclosure on page 77 that your borrowings are subject to restrictive covenants. Please include a specific and comprehensive discussion of your most significant and restrictive covenants. If you are subject to financial covenants, please address the specific requirements of those covenants and your status in meeting them as of each reporting date and our expected ability to meet them in the future.

Subsequent Next Twelve Months Cash Flow, page 54

21. Please remove the projections provided in this section or otherwise provide us supplementally with the basis for such projections and comply, without limitation, with Article 11 of Regulation S-X and/or the Audit Guide on Projections/Forecasts.

22. Please remove the section on financing activities or preface the discussion with disclosure about your current cash position and impairment of assets.

Executive Compensation, page 65

23. Please provide the information required by Item 402 (n)(2)(v) and (vi) of Regulation S-K. Please also provide the information required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Financial Statements

Balance Sheets, page 70

24. We note you recorded "deferred costs of planned equity offering" as an asset at September 30, 2010. Given that this filing is for a selling shareholder transaction for which you will not receive any proceeds and given that there does not appear to be a firm commitment offering for which you will receive any proceeds, please explain to us how and why you believe it is appropriate to capitalize these costs rather than expense them as incurred. Refer to SAB Topic 5A.

Statements of Cash Flows, pages 73 and 89

25. We note you classified cash flows remitted to contractors as financing activities. Please provide a more specific and comprehensive explanation regarding how and why you determined that this classification is appropriate and complies with ASC 230.

26. Please explain to us why there are no cash payments for the construction of plants under investing cash flows and no cash receipts from loan proceeds under financing cash flows during any period presented.

Note 4 - Spin-off Plant Biofuels Corporation, page 75

27. We note your disclosures related to PBC however, it is not clear to us how you accounted for this transaction in your financial statements or what accounting literature you relied on. It is also not clear to us how or why a loan balance has been eliminated from your consolidated financial statements. Please clarify.

Note 5 - Property, Plant and Equipment, net, page 76
Note 5 - Property, Plant and Equipment, net, page 98

28. Please disclose the material terms of each land lease.

Note 6 - Term Loans, page 77

29. We note you revised the classification of your term loans from current liabilities to non-current liabilities at June 30, 2010. We also note that it does not appear to us that you will have the ability to comply with the terms of these loans for the next twelve months. Please explain to us how and why you believe your long term classification of these loans is appropriate. Refer to ASC 470.

Note 7 - Stockholders' Equity, page 78
Note 7 - Stockholders' Equity, page 99

30. Due to the fact that the preferred stockholders have the right to potentially convert their preferred stock into debt, it is not clear to us how or why you believe it is appropriate to classify the preferred stock in permanent equity. Refer to ASC 480.

Independent Auditors' Report, page 85

31. It is not clear to us why your auditor included the going concern paragraph before, rather than after, their opinion paragraph based on the requirements of SAS AU Section 341.

Note 3 - Business Combinations & Disposition, page 96

32. We note your disclosure that you accounted for the acquisition of BRII by Renewable Fuels as a reverse acquisition. Please include a more specific and comprehensive discussion of how you determined it was a reverse acquisition. In this regard, for each entity involved, please explain when and how it was formed and explain its ownership structure both before and after the reverse acquisition.

33. We note your disclosure that Century received the largest portion of ownership and control of BRII, but not a controlling position. Please include a more specific and comprehensive discussion of how you determined Century was the accounting acquirer. In this regard, for each entity involved in the formation of BRII, please explain when and how it was formed and explain its ownership structure both before and after the put together transaction. Specifically address if any of the entities involved were previously under common control.

34. Please explain when, how and from/by whom, PBC and Research were acquired.

35. Please explain the specific transaction that resulted in the issuance of 110,983,152 shares of common stock during the year ended September 30, 2008, including who the shares were issued to, why the shares were issued, and what was received in exchange.

36. Please explain to us how you determined that no additional historical financial statements were required by Rule 8-04 of Regulation S-X.

Note 4 - Impairment of Long-Lived Assets, page 97

37. Please include a more specific and comprehensive discussion regarding the facts and circumstances that lead to each impairment and the methods and assumptions used to determine the fair value of each impaired asset as required by ASC 360-10-50. Specifically address what occurred during FY 2009 that resulted in the impairments and how you determined that each asset was not impaired in earlier periods.

Exhibits, page 119

38. We note disclosure of a two term loan credit agreements on page 55. We also note disclosure of your two biodiesel production licenses on page 35. Please file the term loan credit facilities and all of your biodiesel production licenses as exhibits.

Undertakings, page 120

39. Please delete the undertakings in section 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Williams, Esq. (*Via facsimile 813/ 832-5284*)